EXHIBIT 26.1

LICENSE AGREEMENT

See the attached.

Agreement for Nasdaq-100 Index® Related Derivative Products

     This agreement (“Agreement”), is made by and between The Nasdaq Stock Market, Inc. (“Nasdaq”), a Delaware corporation (Nasdaq and its affiliates are collectively referred to as the “Corporations”) whose principal offices are located at One Liberty Plaza, 165 Broadway, New York, NY 10006, and PowerShares Capital Management LLC (“Licensee”), a Delaware limited liability company, whose principal offices are located at 301 West Roosevelt Road, Wheaton, Illinois 60187. Nasdaq and Licensee are collectively referred to as the “Parties” and individually as a “Party”.

     WHEREAS, Nasdaq possesses certain rights to Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, Nasdaq-100 Index Tracking Stock®, and QQQ® as registered trademarks (“Marks”) and Internet domain names containing or comprising such Marks (“Domain Name”);

     WHEREAS, Nasdaq determines the components of the Nasdaq-100 Index® and the proprietary data contained therein (“Index”) and such efforts involve the considerable expenditure of time, effort, judgment and money; and

     WHEREAS, Nasdaq calculates, maintains, and disseminates the Index; and

     WHEREAS, Licensee desires to use and Nasdaq desires to license the right to use the Index as a benchmark, component of a pricing or settlement mechanism for the fund, financial instrument, derivative or other products noted in Attachment II (“Derivative Products”) to be issued, listed and/or traded by Licensee or its authorized affiliates and use the Marks solely in materials relating or referring to the Derivative Products; and

     WHEREAS, Licensee is legally authorized to issue shares of the fund, or issue, enter into, write, sell, redeem, purchase and/or renew (“Issue”, “Issuing”, or “Issuance”) such Derivative Products, and each Derivative Product will be Issued as legally required under applicable law;

     WHEREAS, Nasdaq and Licensee are entering into this Agreement pursuant to the terms of that certain Transaction Agreement, dated October 18, 2006, between Nasdaq and Licensee (the “Transaction Agreement”);

     WHEREAS, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Transaction Agreement;

     NOW THEREFORE, in consideration of the premises and the mutual covenants and conditions herein contained, Licensee and Nasdaq, intending to be legally bound, agree as follows:

     Section 1. Term of Agreement. Subject to Section 20 of this Agreement, the term (“Term”) of this Agreement shall be perpetual.

     Section 2. Scope of License.

          2.1 License to Use the Index and Marks. Nasdaq hereby grants Licensee a worldwide, non-exclusive (except as provided herein), perpetual (unless terminated pursuant to Section 20 herein), non-transferable (except as provided herein) and non-sub-licensable (except as provided herein) license to use the Index as a component of a pricing or settlement mechanism for Derivative Products that are Issued by Licensee during the Term of this Agreement. Nasdaq further grants Licensee a non-exclusive, non-transferable (except as provided herein) and non-sublicensable (except as provided herein) right to use the Marks (both alone and as part of the Composite Marks) and Domain Names solely in materials referring or relating to the Derivative Products during the Term of this Agreement, and to use the Marks to create and register Composite Marks. No license is granted to use the Index, Marks, New Derivative Marks or Domain Names for any other use, including as part of a news service or for collateral products, without the prior written Consent of Nasdaq. Unless otherwise approved by Nasdaq in writing, the license granted hereunder shall only be valid in the event that the Derivative Products are listed on The Nasdaq Stock Market. Nasdaq agrees that it will make reasonable efforts to obtain the use of “QQQ” as a ticker symbol on The Nasdaq Stock Market for use by the Nasdaq-100 Index Tracking Stock. Licensee agrees to use “QQQ” as the ticker symbol for the Nasdaq-100 Index Tracking Stock when and if such ticker symbol is made available for use under this Section 2.

          2.2 Composite Marks. Subject to this Agreement and the license granted in Section 2.1, Licensee shall own all right, title and interest in and to all trademarks, service marks and trade names that combine, in a composite form, one or more Marks and one or more of Licensee’s marks (hereafter “Composite Marks”). Licensee shall undertake such actions as are reasonably necessary to, and Nasdaq will reasonably cooperate with Licensee to, establish and protect the Composite Marks, including without limitation procuring and maintaining registration(s). For the sake of clarity, if any Composite Mark reasonably requires a consent from Nasdaq for Licensee to register the Composite Mark, Nasdaq shall provide such consent. Notwithstanding the foregoing, Nasdaq shall not be limited in any way in its use of the Marks.

          2.3 New Derivative Marks. Nasdaq grants Licensee the non-exclusive license to adopt, use and register, subject to the terms of this Agreement and solely in connection with the Derivative Products, derivatives of the “QQQ” mark (“New Derivative Marks”). By way of illustration only, and not of limitation, “PowerQQQ” would comprise a New Derivative Mark. The rights granted hereunder are subject to a requirement that Licensee provide Nasdaq with written notice of such New Derivative Marks at least ninety (90) days prior to first commercial use of thereof. All rights granted to Licensee in such New Derivative Marks shall be exclusive to Licensee, and Nasdaq and Licensee agree that neither party shall use any such New Derivative Marks in connection with any investment vehicle subsequent to the expiration of the Term of this Agreement.

          2.4 Reservation of Rights. All rights not expressly granted by Nasdaq to Licensee are reserved to Nasdaq, as licensor. Licensee’s use of the Marks or New Derivative Marks pursuant to this Agreement shall not vest in Licensee any right, title or interest in such marks, or the right to continue such use after this Agreement has been terminated. Any and all use of such marks by Licensee shall inure to the exclusive benefit of Nasdaq, as licensor.

     Section 3. Fees. Licensee shall pay Nasdaq the fees specified in Attachment II (“Fees”), in immediately available United States funds. For the avoidance of doubt, in any case in which the structure of a Derivative Product hereunder were to change in any manner, including without limitation from a Unit Investment Trust to an Open End Management Company and/or in which the investment objective were to change from tracking the Nasdaq-100 index to any other investment objective if actively managed or tracking another index, the Fees payable by Licensee to Nasdaq hereunder shall remain in place at all times during the term of this Agreement. Where there are annual Fees, such fees are due as of the effective date of this Agreement, or by the beginning date of any subsequent annual period hereunder. Fees established as due by a particular date, are due by that date. All other Fees are due within thirty (30) days of the date established for the production of the report or date of the invoice upon which the Fee is based. Any amount not paid within thirty (30) days after its due date is subject to interest at the rate of one and one-half percent (1½%) per month (or the highest rate permitted by law, whichever is lower) until paid, plus costs of collection, including reasonable in-house and outside attorneys’ fees. Licensee shall also assume full and complete responsibility for the payment of any taxes, charges or assessments imposed on Licensee, any sub-licensee, or the Corporations by any foreign or domestic national, state, provincial, local or other government bodies, or subdivisions thereof, and any penalties or interest, (other than personal property or income taxes imposed on Nasdaq) relating to this Agreement. In addition, if Licensee is required by applicable law to deduct or withhold any such tax, charge or assessment from the amounts due Nasdaq, then such amounts due shall be increased so that the net amount actually received by Nasdaq after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the charges specified.

     Section 4. Audit Rights. During the Term of this Agreement, Nasdaq shall have the right, with reasonable notice to Licensee, during normal business hours, to audit on a confidential basis, any relevant books and records of Licensee or its sub-licensees to ensure that the type and amount of Fees calculated or stated to be payable to Nasdaq are complete and accurate. Licensee shall bear the costs of such audit (including reasonable in-house and outside accountant and attorneys’ fees, if incurred) if Nasdaq determines that Licensee (together with its sub-licensees) has not paid, calculated, and/or reported Fees of more than five percent (5%) of that due Nasdaq under this Agreement.

     Section 5. Review of Materials.

          5.1 Licensee shall submit to Nasdaq for review a copy of any material submitted to any regulatory body or governmental agency, which is required in order to obtain approval for the Issuance or resale of any Derivative Product. To the extent practicable, such materials or a copy of the then best draft shall be given to Nasdaq at least three (3) business days before their submittal to the body or agency (but in any event, a copy of the final document shall be sent by Notice to Nasdaq no later than three (3) business days after submittal to the agency or body).

          5.2 Licensee shall give Nasdaq a copy, within three (3) business days of receipt, of any notice, correspondence, process, or other material received from any regulatory body, governmental agency, or any court, during or after the approval process which indicates that any Derivative Product is or might be in violation of, or otherwise not subject to approval because of, any law, or any rule, regulation, or order of any applicable body or agency.

          5.3 For Derivative Product offerings which may be sold to the public, Licensee shall provide Nasdaq with a copy of any informational or promotional materials referring or relating to such offering, including, without limitation, any prospectus, offering memorandum, registration statement, circular, advertisement, or brochure, at least three (3) business days prior to its initial dissemination to third parties. Licensee need not resupply a copy of any material that is substantially like material previously submitted to Nasdaq and is identical as it describes the Corporations or their operations, the markets operated by the Corporations, the Index or the Marks, or the authorization, review, or endorsement of the Corporations of the Derivative Product. For all other Derivative Products, Licensee shall provide a description of such product to Nasdaq within 3 business days of the initial Issue of such product, and upon reasonable request, provide Nasdaq, on a confidential basis, a copy of any materials or agreements related to such product.

          5.4 If Nasdaq reasonably objects by notice or fax transmission to Licensee to any material as it describes the Corporations or their operations, the markets operated by the Corporations, the Index or the Marks, or the authorization, review, or endorsement of the Corporations of the Derivative Product, Licensee shall alter or withdraw such material to Nasdaq’s satisfaction within thirty (30) days of receipt of Nasdaq objection. If Licensee refuses to so alter or withdraw, Nasdaq may terminate the Term of this License with regard to that Derivative Product, upon thirty (30) days notice to Licensee, with an opportunity to cure within that period.

     Section 6. Protection of Marks. Nasdaq will use reasonable efforts to maintain and protect the value of its Index, Marks and Domain Names. However, nothing shall obligate Nasdaq to undertake an action or settlement, or refrain from an action or settlement with respect to any particular potential, threatened, or actual infringement of its Index, Marks or Domain Names. Licensee shall cooperate with Nasdaq in maintenance, registrations, and policing of Nasdaq’s rights in the Index, Marks and Domain Names. Such cooperation is not a waiver of nor shall it require violation of its attorney/client, work product, or other privilege.

     Section 7. Calculation of Index.

          7.1 Licensee agrees that the Index is a product of the selection, coordination, arrangement, and editing of Nasdaq and that such efforts involve the considerable expenditure by Nasdaq of time, effort, and judgment. As between the Parties, Licensee recognizes that Nasdaq is the rightful licensor of the Index and the Marks. No license is granted to Licensee to calculate the Index. While Nasdaq will use reasonable efforts based on sources deemed reliable in calculating the Index, NASDAQ DOES NOT GUARANTEE THE ACCURACY OR COMPLETENESS OF THE INDEX OR OF THE DATA USED TO CALCULATE THE INDEX OR DETERMINE THE INDEX COMPONENTS, OR THE UNINTERRUPTED OR UN-DELAYED CALCULATION OR DISSEMINATION OF THE INDEX. NASDAQ DOES NOT GUARANTEE THAT THE INDEX ACCURATELY REFLECTS PAST, PRESENT, OR FUTURE MARKET PERFORMANCE. NASDAQ IS NOT RESPONSIBLE FOR ANY MANIPULATION OR ATTEMPTED MANIPULATION OF THE INDEX BY MEMBERS OF THE NASD. Nasdaq is free to pick and alter the components and method of calculation of the Index without Consent of Licensee.

          7.2 Nasdaq shall give Licensee at least ninety (90) days notice of the cessation of public calculation or dissemination of the Index. However, Nasdaq shall either continue to provide Licensee with a calculation of the Index for the Term of this Agreement, or, on a confidential basis, provide Licensee with the then applicable method of calculation of the Index. Licensee may terminate the Term of this Agreement on the date noticed by Nasdaq for the cessation or dissemination of the Index, and Nasdaq shall refund Licensee a portion of the prepaid Fees for that Term calculated according to Section 11.

     Section 8. Marking of Licensee’s Use.

          8.1 In any prospectus, offering memorandum, contract, or in some other conspicuous written manner, for each Derivative Product to each third party involved in such Issuance, Licensee shall insure that substantially the following language appears (in conspicuous type, such as at least eleven (11) point type and the second paragraph in bold) so as to be enforceable under applicable local law(s):

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations’ only relationship to PowerShares Capital Management LLC (“Licensee”) is in the licensing of the Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, Nasdaq-100 Index Tracking Stock® and QQQ® trademarks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

          8.2 In all other materials relating or referring to a Derivative Product, Licensee shall include at least this much of the above language, or similar formulation:

Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, Nasdaq-100 Index Tracking Stock® and QQQ® are registered trademarks of The Nasdaq Stock Market, Inc. (which with its affiliates is referred to as the “Corporations”) and are used under license to PowerShares Capital Management LLC. The Product(s) have not been passed on by the Corporations as to their legality or suitability. The Product(s) are not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE PRODUCT(S).

     Section 9. Sub-Licensees. Licensee may sub-license the use of the Index by the subsidiaries or affiliates listed in Attachment I. Licensee may, by notice to Nasdaq, request permission to sub-license other subsidiaries or affiliates under Licensee’s control. Nasdaq will not unreasonably refuse its Consent (as that term is further defined in Section 27 herein) to such a request. Licensee must also request Nasdaq’s prior Consent to sub-license an entity that is a necessary participant in a Derivative Product (e.g., a corporation Issuing a corporate bond with the Licensee as underwriter and utilizing the Index as a pricing component). Nasdaq, in its sole discretion, may Consent to such sub-license. The present list of sub-licensable entities is listed in Attachment I. However, Licensee shall assume all responsibility for and will hold harmless and indemnify the Corporations against any action or inaction by a sub-licensee as if such action or inaction were that of the Licensee. In order to sub-license any entity, Licensee must have obtained an agreement with the sub-licensee, which is enforceable under applicable local law and contains the provisions set forth in Attachment III, modified solely to make them enforceable under applicable local law(s). Licensee may not waive any provision of the sub-license or of this Agreement without Consent of Nasdaq.

     Section 10. Limited Warranty. Nasdaq warrants that it will calculate the Index in accordance with its then applicable method for calculation of the Index. LICENSEE’S SOLE REMEDY IN EVENT OF A FAILURE OF THIS WARRANTY IS TO HAVE NASDAQ RECALCULATE THE INDEX FOR THE AFFECTED TIMES ACCORDING TO NASDAQ’S APPLICABLE METHOD FOR CALCULATION OF THE INDEX AT THE AFFECTED TIME(S). IN THE EVENT THAT NASDAQ IS UNABLE OR UNWILLING TO RECALCULATE THE INDEX FOR AN AFFECTED PERIOD OF OVER SEVEN CONSECUTIVE BUSINESS DAYS, NASDAQ WILL REFUND TO THE LICENSEE THE PORTION OF FEES CALCULATED IN SECTION 11. THE CORPORATIONS DO NOT REPRESENT OR WARRANT THAT THE INDEX OR THE MEANS BY WHICH NASDAQ CALCULATES THE INDEX IS FREE OF DEFECTS. THE CORPORATIONS DO NOT REPRESENT OR WARRANT THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF THE CALCULATION OF THE INDEX, OR THAT THE INDEX WILL MEET LICENSEE’S REQUIREMENTS. THE FOREGOING WARRANTIES ARE IN LIEU OF ALL CONDITIONS OR WARRANTIES, EXPRESS, IMPLIED OR STATUTORY, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING, OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION ON THE PART OF THE CORPORATIONS.

     Section 11. Refunds. Where this Section is cross-referenced, the portion of Fees refunded will be calculated as set forth in this Section. If an applicable Fee was paid for the right to Issue a Derivative Product during a period of time, then the amount of the Fee to be refunded shall be the amount of the Fee times the number of days remaining in the period for which the affected Derivative Product(s) were not permitted under this Agreement to be Issued, divided by the total number of days in the period. If a Fee was paid which related to Issuance of an entire Derivative Product, then the amount of the Fee to be refunded shall be the amount of the Fee actually paid which related to that portion of that Derivative Product that was affected.

     Section 12. Indemnification.

          12.1 Nasdaq has registered the Marks in the United States and certain other countries. In the United States Nasdaq warrants and represents that it has the right to grant the rights to use the Index, Marks and Domain Names specified in this Agreement and that the license shall not infringe the title or any patent, copyright, trade secret, trademark, service mark, or other proprietary (“Intellectual Property”) right of any third party. Nasdaq will as its sole and entire liability and obligation to Licensee (and any third party or sub-licensee): defend, indemnify, and hold harmless (“Indemnify”) Licensee (including its and its sub-licensee’s officers, directors, employees, and agents) against any and all claims, demands, actions, suits, or proceedings (“Disputes”) asserting that the Index or any Mark infringes any Intellectual Property right of any third party and Nasdaq will pay the third party the total amount of any award, judgment, or settlement (including all damages however designated) awarded to such third party resulting from the Dispute to the extent caused by failure of Nasdaq’s warranty.

          12.2 Licensee agrees to Indemnify Corporations (including its and their officers, directors, employees, and agents) from any and all Disputes as the result of Licensee’s (including any sub-licensee) failure to fulfill its obligations under this Agreement, any Licensee (including any sub-licensee) use of the Index or any Mark that is not expressly permitted by this Agreement, claims relating to or arising from a Derivative Product, or any other matter relating or arising out of this Agreement except to the extent directly caused by actions of the Corporations and will pay the third party the total amount of any award, judgment, or settlement (including all damages however designated) awarded such third party resulting from such Dispute except to the extent directly caused by actions of the Corporations.

          12.3 The right to be Indemnified shall apply to a dispute only if:

(a)	the Party seeking indemnification promptly, and within no more than five (5) calendar days of its receipt of notice of such Dispute, gives notice to the other Party of the Dispute;

(b)

the Party seeking to be Indemnified cooperates fully with the other in the defense thereof (such cooperation does not require and is without waiver by either Party of attorney/client, work product, or other privilege);

(c)	the Indemnifying Party has sole control of the defense and all related settlement negotiations.

          12.4 In the event of a Dispute involving infringement or if in Nasdaq’s opinion such a Dispute is likely to occur, or if the use of the Index or Mark is enjoined, Nasdaq may, at its sole option and expense, procure for Licensee the right to continue using the Index or Mark, replace or modify the Index or Mark to become non-infringing, or terminate the Term of the Agreement (with a refund of Fees for that Term calculated in Section 11).

     Section 13. Limitation of Liability. EXCEPT FOR LIABILITY RESULTING FROM THE WILLFUL MISCONDUCT OR GROSS NEGLIGENCE OF THE CORPORATIONS AND EXCEPT TO THE EXTENT STATED IN SECTIONS 12, OR 17, THE TOTAL AMOUNT OF THE CORPORATIONS’ LIABILITY FOR CLAIMS OR LOSSES BASED UPON, ARISING OUT OF, RESULTING FROM OR IN ANY WAY CONNECTED WITH THE PERFORMANCE OR BREACH OF THIS AGREEMENT, WHETHER BASED UPON CONTRACT, TORT, WARRANTY, OR OTHERWISE, SHALL IN NO CASE EXCEED THE GREATER OF ONE YEAR’S FEES UNDER THIS AGREEMENT OR $20,000. THE ESSENTIAL PURPOSE OF THIS PROVISION IS TO LIMIT THE CORPORATIONS’ LIABILITY UNDER THIS AGREEMENT. BOTH PARTIES UNDERSTAND AND AGREE THAT THE TERMS OF THIS AGREEMENT REFLECT A NEGOTIATED AND REASONABLE ALLOCATION OF RISK AND LIMITATIONS GIVEN COMMERCIAL REALITIES OF THE TRANSACTION.

     Section 14. Consequential Damages. IN NO EVENT SHALL THE CORPORATIONS BE LIABLE TO THE LICENSEE, ANY SUB-LICENSEE, OR ANY OTHER PERSON FOR ANY LOST PROFITS, ANTICIPATED PROFITS, LOSS BY REASON OF SHUTDOWN IN OPERATION OR INCREASED EXPENSES OF OPERATION, LOSS OF GOODWILL, FOR LOSS CAUSED IN SALE OF, PURCHASE OF, OR BY THE DERIVATIVE PRODUCT, CONSEQUENTIAL, INCIDENTAL, INDIRECT, PUNITIVE, OR SPECIAL DAMAGES, EVEN IF THE CORPORATIONS HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

     Section 15. Limited Restriction on Other Licenses. Nasdaq agrees that for a four (4) year period beginning on the effective date of this Agreement, Nasdaq will not, and will cause its Affiliates not to, directly or indirectly anywhere in the United States (i) license to any Person open-ended delta-one index certificates to be listed for United States trading or used for a United States listed exchange-traded fund that, in the sole discretion of Nasdaq, would directly compete with the Nasdaq-100 Trust, or (ii) sponsor any exchange-traded fund that, in the sole discretion of Nasdaq, would directly compete with the Nasdaq-100 Trust. After such four year period, Nasdaq shall not grant the type of license described in the preceding sentence to any Person on terms and conditions more favorable to such Person than the terms and conditions contained in this Agreement.

     Section 16. Force Majeure. Notwithstanding any other term or condition of this Agreement, neither Nasdaq nor Licensee shall be obligated to perform or observe its obligations undertaken in this Agreement if prevented or hindered from doing so by any circumstances beyond its control, including, without limitation, acts of God, perils of the sea and air, fire, flood, drought, war, explosion, sabotage, terrorism, embargo, civil commotion, acts of any governmental body, supplier delays, communications, or power failure, equipment or software malfunction, and labor disputes.

     Section 17. Confidentiality. Each Party shall protect information declared by the other Party to be CONFIDENTIAL, or PROPRIETARY. In fulfilling its confidentiality obligations, each Party shall use a reasonable standard of care, at least the same standard of care that it uses to protect its own similar confidential or proprietary information. All confidential or proprietary information must be conspicuously marked PROPRIETARY or CONFIDENTIAL. Information revealed orally becomes subject to protection when related to marked written materials or when designated as PROPRIETARY or CONFIDENTIAL as long as the designation is confirmed in writing within ten (10) calendar days of the designation. Either Party (including the Corporations) may disclose information to the extent demanded by a court, revealed to a government agency with regulatory jurisdiction over the Party (including the Corporations), or in the Party’s regulatory responsibilities over its members, associated persons, issuers, or others under the Exchange Act of 1934, or similar applicable law. The obligation of non-disclosure shall not extend to information which: (a) is then already in the possession of the Party (including the Corporations) while not under a duty of non-disclosure; (2) is generally known or revealed to the public or within the applicable industry; (3) is revealed to the Party (including the Corporations) by a third party, unless the Party (including the Corporations) knows that such third party is under a duty of non-disclosure; or (4) that Party (including the Corporations) develops independently of the disclosure. Each copy, including its storage media, shall be marked with all notices that appear on the original. The obligation of non-disclosure shall survive for a period of three (3) years from the date of disclosure.

     Section 18. Non-use Of Nasdaq Names and Marks. Except as provided hereunder, Licensee shall not use the names The Nasdaq Stock Market, Inc., “The Nasdaq Stock Market”, or “Nasdaq” nor any other trade name, trademark, service mark, copyright, or patent of the Corporations, registered or unregistered, in any advertising or promotional media of Licensee without the prior review and written Consent of Nasdaq.

     Section 19. Survival Of Provisions. The terms of this Agreement shall apply to any rights that survive through the Term of this Agreement or the cancellation, termination, or rescission of this Agreement, including all warranties, indemnification and confidentiality obligations, and the Non-Use of Nasdaq Names and Marks.

     Section 20. Cancellation.

          20.1 Either Party may elect, without prejudice to any other rights or remedies, to terminate the Term of this Agreement, upon thirty (30) days notice with an opportunity to cure within the stated period, if the other Party has failed to perform any material obligation under this Agreement.

          20.2 Either Party may elect, without prejudice to any other rights or remedies, to terminate the Term of this Agreement without notice, if a petition in bankruptcy has been filed by or against the other Party or the other Party has made an assignment for the benefit of creditors, or a receiver has been appointed for the other Party or any substantial portion of the other Party’s property, or the other Party’s or its officers or directors takes action approving or makes an application for any of the above.

          20.3 Licensee represents and warrants that at each time there is any Issuance of a Derivative Product, that it and each of its sub-licensees and involved entities shall have all applicable authority to Issue such Derivative Products and that each such Derivative Product is Issued strictly in accordance with all applicable legal requirements. Nasdaq may elect, without prejudice to any other rights or remedies, to terminate the Term of this Agreement with reasonable notice with an opportunity to cure within such period, if Nasdaq reasonably believes that any Derivative Product is illegal or has been illegally Issued, or if the Licensee or any sub-licensee or any involved entity does not have the power to Issue any of the Derivative Products which it has or is attempting to Issue.

          20.4 Either Party may elect, without prejudice to any other rights or remedies, to terminate the Term of this Agreement with thirty (30) days notice (or in the event of an emergency, with such notice as is practicable), if either Party’s ability to perform its obligations under this Agreement is substantially impaired by any new statute, or new rule, regulation, order, opinion, judgment, or injunction of the Securities and Exchange Commission, a court, an arbitration panel, or governmental body or Self-Regulatory Organization with jurisdiction over the Party.

     Section 21. Subsequent Parties; Limited Relationship. The Agreement shall inure to the benefit of and shall be binding upon the Parties hereto and their respective permitted successors, or assigns. Licensee shall not assign this Agreement (including by operation of law) without the written Consent of Nasdaq, such Consent not to be unreasonably withheld, conditioned or delayed. Nothing in the Agreement, express or implied, is intended to or shall (a) confer on any person other than the Parties hereto (and any of the Corporations), or their respective permitted successors or assigns, any rights to remedies under or by reason of this Agreement; (b) constitute the Parties hereto partners or participants in a joint venture; or (c) appoint one Party the agent of the other.

     Section 22. Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof, and supersedes all prior negotiations, communications, writings, and understandings.

     Section 23. Governing Law. This Agreement shall be deemed to have been made in the United States, in the State of New York and shall be construed and enforced in accordance with the laws thereof, and the laws of the State of New York shall govern its validity and performance. Licensee hereby consents to submit to the jurisdiction of the courts for or in the City and State of New York in connection with any action or proceeding instituted relating to this Agreement.

     Section 24. Authorization. This Agreement shall not be binding upon a Party unless executed by an authorized officer of that Party. Licensee, Nasdaq, and the persons executing this Agreement represent that such persons are duly authorized by all necessary and appropriate corporate or other action to execute the Agreement on behalf of Nasdaq or Licensee.

     Section 25. Headings. Section Headings are included for convenience only and are not to be used to construe or interpret this Attachment.

     Section 26. Notices. All notices, invoices, and other communications required to be given in writing under this Agreement shall be directed to the persons identified in subsections (a) and (b) below and shall be deemed to have been duly given upon actual receipt by the Parties, or upon constructive receipt if sent by certified mail, return receipt requested (as of the date of signature or of first refusal of the return receipt), or by any other delivery method which obtains a signed delivery receipt, addressed to the person named below to the following addresses or to such other address as any Party hereto shall hereafter specify by written notice to the other Party or Parties hereto:

          (a) if to Licensee:

                    PowerShares Capital Management LLC
                    301 West Roosevelt Road
                    Wheaton, Illinois 60187
                     Attention: H. Bruce Bond
                    Facsimile: (630) 235-5227

          With, in the event of notices of Dispute or default, a required copy to:

                    Clifford Chance US LLP
                    31 West 52nd Street
                    New York, New York 10019
                    Attention: Stuart Strauss and Richard Pritz
                    Facsimile: (212) 878-8375

          (b) if to Nasdaq:

Name:	Steven M. Bloom
Title:	Senior Vice President
Address:	The Nasdaq Stock Markets, Inc.
9600 Blackwell Road
Rockville, MD 20850
Telephone #:	301.978.8278

          With, in the event of notices of Dispute or default, a required copy to:

                    The Nasdaq Stock Market, Inc.
                    Office of the General Counsel
                    9600 Blackwell Road
                    Rockville, MD 20850
                    Attn: Nasdaq Contracts Group

     Section 27. Amendment, Waiver, and Severability. Except as otherwise provided herein, no provision of this Agreement may be amended, modified, or waived, unless by an instrument in writing executed by a duly authorized officer of the Party against whom enforcement of such amendment, modification, or waiver is sought (“Consent”).

          27.1 No failure on the part of Nasdaq or Licensee to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

          27.2 If any of the provisions of this Agreement, or application thereof to any person or circumstance, shall to any extent be held invalid or unenforceable, the remainder of this Agreement, or the application of such terms or provisions to persons or circumstances other than those as to which they are held invalid or unenforceable, shall not be affected thereby and each such term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

     Section 28. Counterparts. The Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and such counterparts together shall constitute but one and the same instrument.

     Section 29. Schedule of Attachments. The following Attachments are referred to in this Agreement and are incorporated as if set forth in full herein. In the event of a conflict between the Attachments and this Agreement, the Attachments shall govern:

Attachment I -- Sub-Licensees
Attachment II -- Definition of Derivative Product(s) and Fees
Attachment III -- Sub-License Agreement

     IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized officers as of this ____ day of ____________, 2007.

PowerShares Capital Management LLC (“Licensee”)

By:	/s/ H. Bruce Bond

Name:	H. Bruce Bond

Title:	President
AUTHORIZED OFFICER

The Nasdaq Stock Market, Inc. (“Nasdaq”)

By:	/s/ Steven M. Bloom

Name:	Steven M. Bloom

Title:	Senior Vice President

ATTACHMENT I

     Permitted Sub-Licensees of PowerShares Capital Management LLC

[None.]

ATTACHMENT II

Definition of Derivative Products and Prices

Description of Derivative Product(s)

The Nasdaq-100 Index Tracking Stock

Fees

Licensee shall pay the fees in accordance with the following:

1.	Licensee shall pay to Nasdaq an annual license fee at a rate equal to the sum of (i) the product of (A) that portion of the average daily net assets of the Derivative Products under this Agreement and the Irish Fund License Agreement, on an aggregate basis, up to and including Twenty-Five Billion Dollars ($25,000,000,000.00) and (B) 0.0009, and (ii) the product of (A) an amount equal to that portion of the average daily net assets of the Derivative Products under this Agreement and the Irish Fund License Agreement, on an aggregate basis, in excess of Twenty-Five Billion Dollars ($25,000,000,000.00) and (B) 0.0008 (the “Annual Fee”), with such sum multiplied by the percentage of the aggregate average daily net assets attributable to the Derivative Products under this Agreement.

2.	The Annual Fee shall be computed and paid as follows:

a.	At the end of each calendar quarter during the Term, Licensee shall calculate the average daily net asset value of each Derivative Product under this Agreement and the Irish Fund License Agreement during the quarter by (i) adding together the daily net asset values of the Derivative Products under this Agreement and the Irish Fund License Agreement, as determined by the Administrator of the Derivative Products on each business day during the quarter, and then (ii) dividing such sum by the number of daily net asset value amounts determined in (i) above. The resulting average daily net asset value shall then be multiplied by 0.0008 and 0.0009 as applicable, divided by four (4) and shall then be multiplied by the percentage of the daily net asset values attributable to the Derivative Products under this Agreement, resulting in the quarterly payment to be paid to Nasdaq by Licensee.

b.	Each quarterly payment shall be accompanied by a statement setting forth the calculations on which the payment is based and shall be paid within fifteen (15) days after the close of the quarter.

c.	For the stub calendar quarter, (the quarter that includes the effective date of this Agreement), the license fees will be pro-rated to a daily rate (0.0009 or 0.0008, as applicable, divided by 252) times the number of business days from the effective date of this Agreement to the end of the quarter.

3.

During the twelve (12) month period commencing on the effective date of this Agreement, if in any ten (10) consecutive Trading Day period during which the point value of the Nasdaq-100 Index® decreases by more than twenty-five percent (25%) in the aggregate, the basis point values used in the calculation of the Annual Fee above shall be reduced by 0.0001 (i.e., from 0.0009 to 0.0008 or from 0.0008 to 0.0007, respectively) until the date upon which the absolute point value of the Nasdaq-100 Index regains no less than half of the absolute point value decrease that occurred within such ten (10) consecutive Trading Day period. This reduction in the Annual Fee may occur more than once in such twelve (12) month period and each ten (10) Trading Day period shall be deemed independent. For the avoidance of doubt, after the first anniversary of this Agreement in no event shall the basis point values used to calculate the license fee hereunder be less than 0.0009, with respect to that portion of the aggregate assets under management up to and including Twenty-Five Billion Dollars ($25,000,000,000.00) and 0.0008 with respect to that portion of the aggregate assets under management in excess of Twenty-Five Billion Dollars ($25,000,000,000.00).

ATTACHMENT III

Sub-License Agreement

This agreement (“Agreement”), is made by and between [Insert Name of Licensee] (“Licensee”), whose principal offices are located at ____________________________________ and who is a Licensee of The Nasdaq Stock Market, Inc. (“Nasdaq”), a Delaware Corporation whose principal offices are located at One Liberty Plaza, 165 Broadway, New York, NY 10006 and __________________________ (“Sub-Licensee”), whose principal offices are located at _____________________________________________.

     WHEREAS, Nasdaq possesses certain rights to Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, Nasdaq-100 Index Tracking Stock®, and QQQ® as registered trademarks (“Marks”):

     WHEREAS, Nasdaq determines the components of the Nasdaq-100 Index® and the proprietary data contained therein (“Index”) and such efforts involve the considerable expenditure of time, effort, judgment and money; and

     WHEREAS, Nasdaq calculates, maintains, and disseminates the Index; and

     WHEREAS, Nasdaq and Licensee have previously entered into a separate agreement concerning use of the Index and Marks in relating to certain Derivative Products (“License Agreement”); and

     WHEREAS, Sub-Licensee is either: (1) an affiliate or subsidiary under the control of Licensee which desires to use the Index as a component of a pricing or settlement mechanism for the Derivative Products; or (2) a necessary participant in a Derivative Product (e.g., a corporation Issuing a corporate bond with the Licensee as underwriter and utilizing the Index as a pricing component) Issued by Licensee or an authorized Sub-Licensee affiliate or subsidiary under the control of Licensee; and

     WHEREAS, Licensee is legally authorized to issue shares of the fund, or issue, enter into, write, sell, purchase and/or renew (“Issue”, “Issuing”, or “Issuance”) such Derivative Products, and each Derivative Products will be Issued as legally required under applicable law;

     NOW THEREFORE, in consideration of the premises and the mutual covenants and conditions herein. Licensee and Sub-Licensee, intending to be legally bound, agree as follows:

     Section 1. Scope of Sub-License. Sub-Licensee hereby acknowledges that it has received, reviewed, and understands the License Agreement entered into between Licensee and Nasdaq relating to use of the Index and Marks. Except as noted herein, Sub-Licensee hereby agrees to obligate itself to all the terms, conditions, and obligations of that License Agreement as if Sub-Licensee were the Licensee. Sub-Licensee agrees that Nasdaq may exercise any rights against Sub-Licensee (including, for example, limitation of liability, indemnification, or audit rights) Nasdaq has against the Licensee to the same extent as if Sub-Licensee were directly contracting with Nasdaq. Sub-Licensee agrees it will not assert against Nasdaq any defense, claim, or right Sub-Licensee may have against Licensee, including those of set-off, abatement, counter-claim, contribution, or indemnification.

     Section 2. No Further Sub-License. All references in the License Agreement to sub-licenses and sub-licensees, including any right of sub-licensee to grant further sub-licenses or to permit further sub-licensees are not applicable to this Sub-Licensee Agreement and are as if deleted from the License Agreement.

     Section 3. Term. The Term of this Sub-License Agreement automatically terminates, without Notice, if the Term of the License Agreement terminates for any reason.

     Section 4. General Provisions. Sections from 22, through and including, Section 28 of the License Agreement govern this Sub-License Agreement. All terms and definitions used in this Sub-License Agreement, unless otherwise indicated, have the same meanings and definitions as in the License Agreement. LICENSEE HAS NO AUTHORITY TO WAIVE, RENEGOTIATE, OR FORGIVE ANY PROVISION OF THE LICENSE AGREEMENT AS IT APPLIES TO SUB-LICENSEE.

     IN WITNESS WHEREOF, the Parties hereto have caused this Sub-License Agreement to be executed by their duly authorized officers as of this ____ day of ____________, 200__.

[Insert Name of Licensee] (“Licensee”)

By:

Name:

Title:
AUTHORIZED OFFICER

Date:

[Insert Name of Sub-Licensee] (“Sub-Licensee”)

By:

Name:

Title:
AUTHORIZED OFFICER

Date: